Northeast Utilities	Exhibit 12

Ratio of Earnings to Fixed Charges

(Thousands of Dollars)

						First
	Year	Year	Year	Year	Year	Quarter
	1998	1999	2000	2001	2002	2003
Earnings, as defined:
Net income (loss) before extraordinary item and cumulative effect	$(146,753)	$34,216	$205,295	$265,942	$152,109	$60,204
Income taxes	5,939	98,611	161,725	173,952	82,304	39,469
Equity in earnings of regional nuclear generating and transmission companies	(12,420)	(5,034)	(14,586)	(3,970)	(11,215)	(1,276)
Minority interest	9,300	9,300	9,300	3,100	—	—
Fixed charges, as below	319,062	302,606	328,431	293,940	279,270	65,735

Total earnings, as defined	$175,128	$439,699	$690,165	$732,964	$502,468	$164,132

Fixed charges, as defined:
Interest on long-term debt	$273,824	$258,093	$194,406	$140,497	$134,471	$32,940
Interest on rate-reduction bonds	—	—	—	87,616	115,791	27,861
Other interest	(4,735)	5,558	104,896	51,545	20,249	2,744
Rental interest factor—capital	18,300	13,700	11,600	4,700	600	150
Rental interest factor—1/3 operating	5,233	2,500	3,367	2,333	2,600	650
Preference security dividend requirements of consolidated subsidiaries	26,440	22,755	14,162	7,249	5,559	1,390

Total fixed charges, as defined	$319,062	$302,606	$328,431	$293,940	$279,270	$65,735

Ratio of earnings to fixed charges	0.55	1.45	2.10	2.49	1.80	2.50